

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2013
WASH, DC
196
SECTION

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-54447

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Naugatuck Valley Savings and Loan Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2012

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

NAUGATUCK VALLEY SAVINGS AND LOAN EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2012

NAUGATUCK VALLEY SAVINGS AND LOAN EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule
DECEMBER 31, 2012

TABLE OF CONTENTS

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and the Audit Committee of the Board of Directors
Naugatuck Valley Savings and Loan Employee Savings Plan
Naugatuck, Connecticut

We have audited the accompanying Statements of Net Assets Available for Benefits of the Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
June 26, 2013

NAUGATUCK VALLEY SAVINGS AND LOAN EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2012	December 31, 2011
Assets		
Investments at fair value	$ 5,778,122	$ 4,605,122
Receivables:		
Notes receivable from participants	158,402	159,190
Participant contributions	6,363	7,270
Employer contributions	3,523	207,835
Total receivables	168,288	374,295
Total assets	5,946,410	4,979,417
Liabilities		
Net trades pending settlement	51,762	28,752
Net assets available for benefits, including investments at fair value	5,894,648	4,950,665
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,064)	(16,704)
Net assets available for benefits	$ 5,875,584	$ 4,933,961

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended December 31, 2012	2011
Additions to net assets attributable to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 384,000	$ (117,114)
Dividends	79,875	54,750
Total investment income (loss)	463,875	(62,364)
Interest income on notes receivable from participants	6,444	6,559
Contributions:		
Participant	497,772	460,409
Employer	200,350	250,667
Rollover	167,912	72,072
Total contributions	866,034	783,148
Total additions	1,336,353	727,343
Deductions from net assets attributable to:		
Benefits paid to participants	392,690	173,238
Administrative expenses	2,040	3,930
Total deductions	394,730	177,168
Net increase	941,623	550,175
Net assets available for benefits:		
Beginning of year	4,933,961	4,383,786
End of year	$ 5,875,584	$ 4,933,961

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") provides only general provisions of the Plan. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible employees of Naugatuck Valley Savings and Loan and Naugatuck Valley Mortgage Servicing Corp., its wholly-owned subsidiary (collectively, the "Bank"), a subsidiary of Naugatuck Valley Financial Corporation, a bank holding company (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Administration

The Bank is the Sponsor and Plan Administrator of the Plan. The trust fund is the medium used for the accumulation of assets from which benefits will be distributed. Reliance Trust Company ("Reliance") is the Trustee for the Plan. Fidelity Investments ("Fidelity") is the Custodian for the Plan. The Newport Group is the record keeper for the Plan.

Eligibility

An employee who has been employed by the Bank for six months and is at least 21 years old is eligible to participate in the Plan, and can elect to participate in the Plan on the first day of January or July after meeting the eligibility requirements. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service ("IRS") defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan.

Employer Matching Contributions

Each year the Bank may make a matching contribution equal to a uniform discretionary percentage of a participant's elective salary deferrals. For the years ended December 31, 2012 and 2011, the Bank provided a discretionary matching contribution of 75% of employee contributions, up to a maximum of 6% of the employee's eligible compensation. All plan participants are eligible to share in the matching contribution regardless of the amount of service completed during the plan year. In addition, the Bank may make a discretionary profit sharing contribution. To be eligible, participants must be actively employed on the last day of the Plan Year, and must have completed a year of service during the Plan Year.

Each year, on behalf of each non-highly compensated participant, the Bank may make a discretionary Qualified Non-Elective Contribution ("QNEC") contribution equal to a uniform percentage of the participant's compensation. To be eligible, participants must be actively employed on the last day of the Plan Year, and must have completed a year of service during the Plan Year. Participants will share in the QNEC contribution for the year regardless of the number of hours of service credited in the year of their death, disability, or retirement.

Participant Accounts

Each participant account is credited with participant contributions, any matching contributions and Plan earnings based on allocations as defined under the Plan. A participant is entitled to the benefit that can be provided from the participant's vested account balance. Participants may direct the investment of their accounts into any of the investment options offered under the Plan.

Vesting

Under the Plan, a participant is fully vested at all times with respect to amounts attributable to their salary deferrals and QNEC contributions. With respect to participant amounts attributable to matching contributions and discretionary profit sharing, the vested percentage is based on vesting years of service. Participants become 20% vested after 2 years, 40% vested after 3 years, 60% vested after 4 years, 80% vested after 5 years, and 100% vested after 6 years. A participant will also be fully vested at the time of early retirement if the participant has attained the age of 55 and has completed at least 5 years of service. Upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits

A participant may apply to the Plan to withdraw amounts from their account if they are over 59½ years old or upon termination of service. In addition, a participant may apply for a withdrawal in the event of hardship or may receive minimum required distributions upon reaching the age of 70½. Hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

Upon termination of service, if the participant's vested benefit under the Plan has a balance of less than $5,000, then a single lump-sum payment will be made as soon as practical following the event that entitles the participant to a distribution. If a participant's vested benefit under the Plan exceeds $5,000, the participant must consent to the distribution before it may be made. Also, if the distribution is to be received in any form other than an annuity payment, the participant must first waive the annuity form of payment.

Forfeited Accounts

At December 31, 2012 and 2011, forfeited nonvested accounts totaled $11,947 and $6,244, respectively. These amounts may be used to reduce future employer contributions or to pay Plan expenses.

Notes Receivable from Participants

Participants may make an application to the Plan administrator for a loan at any time. Loan amounts range from a minimum of $1,000 to a maximum of $50,000, not to exceed one-half of the participant's vested interest. The loans are collateralized by the participant's vested account balance and generally bear a fixed interest rate based on the current interest rate on comparable loans as of the loan origination date.

Principal and interest is paid through weekly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document. If a participant becomes entitled to a distribution from the Plan (except in the case of a hardship distribution), the participant's loan becomes immediately due and payable in full.

Plan Amendment

The Plan was amended effective January 1, 2012, to amend the definition of "compensation" used in the Plan and to amend its treatment of the required minimum distributions for the year 2009.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") and with the applicable accounting requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Subsequent Event Measurement Date

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through the date upon which the Plan's financial statements were issued. No subsequent events were identified that would have required a change to the financial statements or disclosure in the notes to the financial statements.

Investment Valuation and Income Recognition

Investments are recorded at fair value as determined using prices as discussed in Note 4, *Fair Value Measurements*. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Earnings from the funds are re-invested and added to the cost basis of the funds. Net appreciation includes the Plan's realized gains and losses on investment securities purchased and sold as well as unrealized gains and losses on investment securities held during the Plan year.

At December 31, 2012 and 2011, an investment option available to participants was the Wells Fargo Stable Value Fund M (the "Fund"), a large stable value collective trust fund. At December 31, 2012, the Fund was 100% invested in the Wells Fargo Stable Return Fund G, sponsored by Wells Fargo Bank, N.A., whose investments include investment contracts issued by insurance companies and other financial institutions. The contract value of the Fund is based on the underlying unit values reported by the collective trust fund investment. The Fund is included in the financial statements at contract value and fair value as reported to the Plan by Wells Fargo. Contract value represents the contributions made under the contract, plus earnings, less participant withdrawals.

The Fund requires a 12-month notice from plan sponsors for withdrawal of the Plan's assets from the Fund. This requirement, sometimes referred to as a '12-month put', minimizes the impact from the actions of one or more plan sponsors from adversely impacting other plan investors, reduces the need for excess liquidity to accommodate potential withdrawals, thereby allowing the Fund manager to more fully invest the Fund's assets and optimize yield and makes wrap contracts, which are essential to the stable value product, more accessible and less expensive than they would otherwise be. Providers of these contracts view the 12-month notice as an important element for a healthy stable value fund.

Stable value crediting rates tend to lag market rates when there is a significant move up or down in interest rates. The risk is managed by introducing a requirement that Plan participants may not transfer their assets from the Stable Return Fund directly into a "competing" investment option, such as a money market fund. In order to transfer assets in their account from the Stable Return Fund to a competing option, participants must first transfer the assets into a non-competing option for at least 90 days.

The yield earned by the Fund at December 31, 2012 and 2011 was 0.94% and 1.56%, respectively. This represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2012 and 2011, respectively.

The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2012 and 2011 was 1.95% and 2.33%, respectively. This represents the annualized earnings credited to the participants in the Fund, divided by the fair value of all investments in the Fund at December 31, 2012 and 2011, respectively.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans, if deemed to be in default, are reclassified as distributions in accordance with the terms of the Plan document.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Expenses paid by the Plan consist of administrative and distribution fees. Loan processing fees are charged to participant accounts. Administrative expenses of $31,481 and $64,434 were paid by the Bank on behalf of the Plan for the years ended December 31, 2012 and 2011, respectively.

Reclassification

Certain reclassifications have been made to the prior period financial statements to conform to the December 31, 2012 reporting presentation. These reclassifications only changed the reporting categories but did not affect the results of operations or financial position.

Recent Accounting Pronouncements

In May 2011, the FASB issued guidance expanding the disclosures for Fair Value Measurements, particularly Level 3 inputs. For fair value measurements categorized in Level 3 of the fair value hierarchy, required disclosures include: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value changes in unobservable inputs and interrelationships between those inputs. The guidance was effective for the Plan's annual periods beginning after December 15, 2011 and was applied prospectively. The adoption of this guidance did not have a material impact on the Plan's financial statements.

3. Voluntary Correction Program

During 2010, the Plan Sponsor identified operational errors relating to the Plan, in which certain types of compensation were improperly excluded from the Plan's definition of "compensation" for purposes of determining salary deferral and matching contributions. To correct these operational errors, on March 15, 2012, the Plan Sponsor submitted a request pursuant to the Voluntary Correction Program ("VCP") under the Employee Plans Compliance Resolution System, as set forth in Revenue Procedure 2008-50. The estimated amount of the corrective contribution to the Plan as of December 31, 2011 was $204,012, which is reflected in employer contributions receivables in the financial statements. On June 19, 2012, the submitted request was approved. On October, 3, 2012, the Plan Sponsor made a contribution in the amount of $162,669, which represented the actual corrective contribution amount.

4. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with generally accepted accounting principles, the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Basis of Fair Value Measurement –

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;
- Level 3 - Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Plan.

The following tables detail the financial instruments carried at fair value on a recurring basis as of December 31, 2012 and 2011, and indicate the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012				
Mutual funds:				
Fixed income	$ 2,091,541	$ 2,091,541	$ -	$ -
Domestic equity	1,675,906	1,675,906	-	-
International equity	378,749	378,749	-	-
Index	142,265	142,265	-	-
Money market	9,227	9,227	-	-
Company stock fund	804,005	804,005	-	-
Common collective trust	676,429	-	676,429	-
Total investments at fair value	$ 5,778,122	$ 5,101,693	$ 676,429	$ -
December 31, 2011				
Mutual funds:				
Fixed income	$ 1,204,708	$ 1,204,708	$ -	$ -
Domestic equity	1,491,453	1,491,453	-	-
International equity	350,823	350,823	-	-
Index	112,830	112,830	-	-
Money market	12,602	12,602	-	-
Company stock fund	787,918	787,918	-	-
Common collective trust	644,788	-	644,788	-
Total investments at fair value	$ 4,605,122	$ 3,960,334	$ 644,788	$ -

The Plan did not have any assets measured at fair value on a recurring basis for which the Plan utilized Level 3 inputs to determine fair value.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Mutual Funds: The shares of mutual funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 in the fair value hierarchy.

Company Stock Fund: The Company Stock Fund is an employer stock fund that consists of Naugatuck Valley Financial Corporation common stock and a short-term cash component, which provides liquidity for daily trading. Naugatuck Valley Financial Corporation common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Naugatuck Valley Financial Corporation Company Stock Fund is classified as Level 1 within the valuation hierarchy.

Common Collective Trust: The Wells Fargo Stable Value Fund M is a large stable value collective trust fund trusteed by Wells Fargo Bank, N.A. and advised by Galliard Capital Management, Inc., a wholly owned subsidiary of Wells Fargo & Company. The fair value of investments in collective trust funds are measured as the fair value of the ownership interest in the fund, which may not always be the fair value of the underlying net assets of the collective investment trust. The net asset value per unit of a collective investment trust is a primary input into the valuation of ownership interest in a collective investment trust. In addition, consideration is given to specific rights or obligations that pertain to the investments. Based on the observability of prices or inputs used to value the underlying portfolio instruments, the investment in the collective trust is classified as Level 2 in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan does not have any financial instruments carried at fair value on a nonrecurring basis as of December 31, 2012 and 2011.

5. Investments

As of December 31, 2012 and 2011, the fair values of individual investments that represented 5% or more of the Plan's total net assets were as follows:

	December 31,	
	2012	2011
Livestrong 2025 Portfolio Advisor Fund	$ 1,085,842	$ 457,512
* Company Stock Fund	804,005	787,918
Wells Fargo Stable Value Fund Class M	676,429	644,788
* Fidelity Contrafund	541,466	513,305
Livestrong 2035 Portfolio Advisor Fund	362,645	255,556

* *Indicates party-in-interest*

For the years ended December 31, 2012 and 2011, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2012	2011
Mutual Funds	$ 395,079	$ (98,439)
Company stock fund	(20,569)	(30,278)
Common collective trust	9,490	11,603
Net appreciation (depreciation)	$ 384,000	$ (117,114)

6. Related-Party Transactions

The Bank controls and manages the operation and administration of the Plan, and certain Bank officers, who act as Trustees of the Plan, are participants in the Plan. No officers or employees of the Bank receive compensation from the Plan. The Company Stock Fund available as an investment option to participants includes shares of common stock issued by the Company. Because the Company is the holding company of the Bank, the Plan Sponsor, transactions involving the Company's stock qualify as party-in-interest transactions. Reliance is a Trustee of the Plan, and Fidelity is the Custodian of the Plan that administered participant directed investments in various investment options as designated by the participants. Transactions with them qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

7. Risks and Uncertainties

The Plan provides various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits.

8. Tax Status

The Bank has adopted a prototype plan document and is relying on the prototype sponsor's opinion letter from the Internal Revenue Service dated March 31, 2008. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended and restated since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan is required to evaluate tax positions taken and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9. Plan Termination

The Bank may terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan's net assets after payment of all liabilities and expenses. As of December 31, 2012, the Plan had not expressed an intention to terminate and the Bank expects to continue the Plan indefinitely.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$5,875,584	$4,933,961
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by common collective trust	19,064	16,704
Net assets available for benefits per Form 5500	$5,894,648	$4,950,665

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net increase in net assets available for benefits per the financial statements	$ 941,623	$ 550,175
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	19,064	16,704
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	(16,704)	(13,290)
Net increase in net assets available for benefits per Form 5500	$ 943,983	$ 553,589



Supplemental Schedule

Form 5500, Schedule H, Part IV, Item 4(i)

EIN 06-0465350 Plan 002

Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost	(e) Current Value
	Mutual Funds:			
	American Century Investments	Livestrong 2025 Portfolio Advisor Fund	**	$ 1,085,842
*	Fidelity Investments	Fidelity Contrafund	**	541,466
	American Century Investments	Livestrong 2035 Portfolio Advisor Fund	**	362,645
	JP Morgan	Mid Cap Value Fund Class A	**	260,226
	Eagle	Eagle Small Cap Growth Fund Class A	**	230,968
	JP Morgan	JP Morgan Equity Income Fund A	**	228,377
	Allianz	Pimco Total Return Fund Class A	**	196,553
	American Century Investments	Livestrong 2015 Portfolio Advisor Fund	**	171,386
	American Funds	Europacific Growth Fund Class R3	**	171,166
	T. Rowe Price	T. Rowe Price Blue Chip Growth Advantage Fund Class	**	168,311
	American Century Investments	Livestrong 2045 Portfolio Advisor Fund	**	142,662
*	Fidelity Investments	Spartan 500 Index Fund Investor Class	**	142,265
	American Century Investments	Livestrong Income Portfolio Advisor Fund	**	110,417
	American Funds	World Growth Income Fund Class R3	**	110,350
	Allianz	Allianz NFJ International Value Fund Class A	**	96,079
	Columbia Management	Columbia Small Cap Value Fund I Class A	**	87,034
	BlackRock	BlackRock Equity Dividend Fund Service Class	**	79,970
	Prudential	Prudential Jennison Mid Cap Growth Fund Class R4	**	72,689
	MainStay	MainStay High Yield Corporate Bond Fund Class A	**	20,647
*	Fidelity Investments	Fidelity Cash Reserves Fund	**	9,159
	Invesco	AIM Real Estate Fund Class A	**	6,865
	OppenheimerFunds	Oppenheimer Strategic Income Fund Class A	**	1,389
	OppenheimerFunds	Oppenheimer International Growth Fund A	**	1,154
*	Fidelity Investments	Fidelity Retirement Money Market Portfolio	**	68
				4,297,688
	Company Stock:			
*	Naugatuck Valley Financial Corporation	Company Stock Fund	**	804,005
	Common Collective Trust:			
	Wells Fargo	Wells Fargo Stable Value Fund Class M	**	676,429
	Notes Receivable from Participants:			
*	Participant loans	Various terms collateralized by vested account balance, interest rates ranging from 4.25% to 9.25%	-	158,402
				$ 5,936,524

* Indicates party-in-interest

** Cost information is not required for participant-directed funds.

See accompanying report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6-24-13

Naugatuck Valley Savings and Loan Employee Savings Plan



Plan Administrator

US2008 4680482 1

Consent of Independent Registered Public Accounting Firm

US2008 4680482 1

Consent of Independent Registered Public Accounting Firm

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com



Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-175496) on Form S-8 of our report dated June 26, 2013, with respect to the financial statements and the supplemental schedule of the Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2012.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
June 26, 2013